United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: Christian Brothers Investment Services, Inc.

Address of persons relying on exemption: 125 S. Wacker Drive, Suite 2400, Chicago, IL 60606

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

CONTACT: Julie Tanner

+1-212-503-1947/jtanner@cbisonline.com

Audited Report on Net Zero Scenario

and Financial Statement Assumptions

Please Vote FOR ITEM #6 on the 2021 Exxon Mobil Proxy Statement:

Summary: The proposal requests that Exxon Mobil’s Board of Directors issue an audited report to shareholders by January 31, 2022 on whether and how a significant reduction in fossil fuel demand, envisioned in the International Energy Agency (IEA) Net Zero 2050 scenario, would affect its financial position and underlying assumptions (such as costs, estimates, and valuations).

Reasons to support the shareholder proposal:

1.	The Exxon Mobil (Exxon or Company) business strategy is built on continuing growth in demand for hydrocarbons for the next several decades, reaching 110 m/bpd in 2040. Global convergence on net zero by 2050 could interfere with those expectations. Eight of the ten largest economies in the world have committed to achieving net zero emissions within 29 years. The IEA Net Zero 2050 scenario, reflecting global adoption of net zero commitments, anticipates a steep reduction in oil and gas demand.

2.	The proposal asks Exxon and its auditors to provide rigorous disclosure on the IEA net zero scenario against current financial statement assumptions. This would clarify for investors how a significant reduction in fossil fuel demand envisioned in a truly rapid global response would alter Exxon’s assumptions such as future commodity prices, useful lives, and asset retirement obligations.

3.	The Company’s existing reporting does not fulfill the proposal. The company argued that its existing reports like its Energy and Carbon Summary (2021) should suffice. Examination of the evidence persuaded the Securities and Exchange Commission staff to reject Exxon’s claim that the proposal's request was substantially implemented.

4.	Implementation of this proposal would bring the company closer to matching energy sector peers (Royal Dutch Shell, BP, Total) that have made more transparent disclosures in their audited financial statements articulating climate change contingencies and risks.

In supporting this proposal, you can join with investors worldwide that are insisting upon verified financial disclosure on salient climate matters. Investors with $54 trillion assets under management are supporting similar requirements expressed in the Climate Action 100+benchmark. Investor organizations with $103 trillion in assets under management have also written open letter on accounting standards, seeking rigorous accounting on climate transition impacts by companies and their auditors.1

Proponents of this advisory shareholder proposal seek your support for ITEM 6.

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1 https://www.unpri.org/accounting-for-climate-change/investor-groups-call-on-companies-to-reflect-climate-related-risks-in-financial-reporting/6432.article

ANALYSIS

1. Exxon's business strategy contrasts sharply from the net zero scenario.

Exxon’s business strategy assumes continuing growth in demand for hydrocarbons for the next several decades, reaching 110 m/bpd in 2040. Global convergence on net zero greenhouse gases by 2050 could interfere with those expectations, with reduced, rather than growing, demand for fossil fuels.

On January 27, 2021, the US joined eight of the 10 highest-emitting nations that have committed to seeking net zero greenhouse gas (GHG) emissions in line with many corporate and financial leaders. Given these growing commitments, it is reasonable to ask that Exxon examine the net zero scenario produced by the International Energy Agency (IEA) (NZE2050) and its impact on future fossil fuel demand volumes, and report to shareholders how that would change financial statement assumptions.

NZE2050 entails a significant drop in fossil fuel demand. Demand for oil declines from 98 million barrels per day (mb/d) in 2019 to 65 mb/d in 2030, an annual average decline of more than 3.5%.2scrivcmt://6B6BC4BE-D421-435C-B990-EFC966A17A1F/ The initial IEA net zero scenario published in 2020 was through 2030. In May 2021, the IEA expects to publish a further net zero pathway, describing the energy sector efforts needed through 2050. 3

What the Net Zero 2050 Scenario Means for Exxon

A global consensus to reach net zero emissions by 2050 would mean that GHG emissions globally must be cut by 45% within nine years’ time according to the IEA. To the proponents, it seems increasingly implausible that Exxon could maintain current strategies and objectives, when the majority of large players in its industry, and the largest emitting countries in the world, are headed down a stringent GHG emitting path.

2. The proposal seeks a rigorous review of financial statements.

Investors need to know how a significant reduction in fossil fuel demand envisioned in a truly rapid global response (IEA Net Zero) would alter Exxon’s assumptions such as future commodity prices, changes to useful lives, and asset retirement obligations.

In January 2021, S&P cut the credit rating outlook of Exxon Mobil, motivated by the concern that the Company is underestimating climate transition risk. S&P noted in its release that “One of the main drivers for our revised industry risk assessment and the related changes in business risk profiles is the energy transition…The outlook revisions and CreditWatch placements reflect our reassessment of the industry's and companies' risk profiles, in part due to these environmental risks.”4

Corporate insiders have long warned that oil and gas companies have strong incentives for understating the risks posed by climate change to their financial condition and to the economy at large. In a recent report5, the National Whistleblower Center noted, “Fossil fuel companies, fearful of losing access to investment capital and loans, are therefore highly motivated to conceal their exposure to these risks…. The potential for rapid asset deflation at large fossil fuel companies is a ticking time bomb that, if not detected and addressed, could make the global financial system implode… because banks, insurers and other globally significant financial institutions are heavily invested in these companies…” The report illuminates powerful economic forces6 at work behind the scenes in the sector to incentivize climate related obfuscation, including overvaluation of assets by underestimating potential impacts of external events (e.g., market and price changes and regulatory restrictions). It also highlights specific concern at Exxon Mobil, including complaints of a former Exxon Mobil accountant lodged with the SEC alleging overvaluation of its shale assets.7

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2 IEA, World Energy Outlook 2020, Chapter 4: Achieving net zero emissions by 2050, page 151.

3 Dr Fatih Birol, Executive Director, IEA, Net zero by 2050 plan for energy sector is coming, January 13, 2021, Financial Times.

4 http://press.spglobal.com/2021-01-26-S-P-Global-Ratings-Takes-Multiple-Rating-Actions-On-Major-Oil-And-Gas-Companies-To-Factor-In-Greater-Industry-Risks

5 National Whistleblower Center, Exposing a Ticking Time Bomb: How fossil fuel industry fraud is setting us up for a climate & financial implosion – and what whistleblowers can do about it, 2020, page 4.

6 The Whistleblower Center notes that the report is the first to use the methods of professional fraud investigators to identify fossil fuel industry financial disclosure practices that are likely to be fraudulent and that:

• Deception about the financial risks of climate change is pervasive across the fossil fuel industry.

• Two categories of material information are routinely omitted from companies’ statements to shareholders:

• The immediate risks that climate change poses to companies’ financial condition.

• The risk that the company’s asset deflation will contribute to an economy-wide financial downturn.

7 While the complaint is not public, the Whistleblower Center reports that one underlying concern is inadequate reflection of depressed demand leading to depressed pricing, a possible impact of climate policy. See also https://www.wsj.com/articles/exxon-mobil-resists-write-downs-as-oil-gas-prices-plummet-11593521685

The Critical Audit Matters sections in financial statements provide a narrative discussion of the issues that required extra attention, reflection and care in the course of an auditor’s work. The requirement has led some companies (as discussed below) to identify climate change as a critical area of uncertainty that affects the valuations and assumptions underlying financial statements.

Jay Brown, as a member of the Public Company Accounting Oversight Board (PCAOB) noted,8 “the discretion used to analyze the effects of climate change on the financial statements has narrowed. The days of optimistically thinking that the effects of climate change would be insignificant or modest appear to be over for many public companies. Climate change is accelerating and the likely impact on estimates and valuations is becoming more pronounced. Analyzing the impact, therefore, requires consideration of scenarios or models with increasingly severe outcomes. Simply assuming no effect or assuming the least disruptive effect will not in many cases be reasonable…. [I]ndependent accounting firms examine these estimates and valuations as part of the audit. Increasingly, the failure to consider the impact of climate change or the unreasonable assumptions of the impact will make more and more difficult for firms the ability to obtain the necessary degree of assurance required for an audit.”9 [emphasis added]

Critical Audit Matters report as forerunner for current proposal

The National Grid company’s 2020 report on Critical Audit Matters provides an example of the kind of disclosure the proponents consider valuable. It noted:

…the auditor discussed management's estimates that were inconsistent with the 2050 "net zero" commitment. The auditor also observed that depreciating the assets in line with net zero targets would result in additional reductions to net income that were not reflected in the financial statements. The report also discussed how the auditor challenged management's assertion that carbon-emitting equipment could be used in alternative ways after a net-zero target date that supported management's estimate of operation until 2070.10

National Grid had announced a commitment to reduce its greenhouse gas emissions to net-zero by the year 2050. To the Proponent, this example demonstrated that auditors can and should consider the implications of net zero scenarios in current financial statements for high-emitting companies.

The need for rigorous, audited disclosure of climate change impacts on financial statements is demanded by the global investment community. Major investor groups from around the world representing assets worth over $103 trillion released an Open Letter on Accounting Standards in September 2020 calling on companies and auditors to fully disclose financial impacts climate change. The current proposal is clearly in line with this call for rigorous accounting on climate transition impacts by companies and their auditors.11

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8 Brown resigned from the PCAOB in January 2021.

9 https://corpgov.law.harvard.edu/2020/11/19/revealing-esg-in-critical-audit-matters/

10 See REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, Form 20-F, National Grid, plc, filed June 25, 2020. https://www.sec.gov/Archives/edgar/data/1004315/000100431520000053/nationalgrid20f2020redacdoc.htm

11 https://www.unpri.org/accounting-for-climate-change/investor-groups-call-on-companies-to-reflect-climate-related-risks-in-financial-reporting/6432.article

3. The Company’s existing reporting does not fulfill the proposal.

As the proponents successfully asserted to the Securities and Exchange Commission, the scenarios documented in the Company’s 2021 Energy and Carbon Summary (ECS) do not implement the proposal because they 1) do not focus on a commensurate aggressive reduction in demand of oil and gas on par with the IEA scenario mentioned in the proposal, and 2) do not provide rigorous discussion of how that scenario would change the related financial assumptions and outcomes for the Company, as articulated in the proposal.

Instead, the Company’s ECS casts confusion by interspersing terms like “2°C,” “1.5°C,” “aligned with the Paris Agreement”, and “net zero” when they all mean fundamentally different things. When it comes to price assumptions and market conditions, the ECS focuses on a 2º C pathway, not an IEA net zero pathway oriented around 1.5° C. Although the investments are tested over a wide range of commodity price assumptions and market conditions, the ECS highlights prices under the IEA’s2º scenario, rather than net zero: “Notably, the IEA’s estimates of future prices under its 2º C pathway fall within the range used to test investments” (ECS, p. 18).

Elsewhere the ECS references an average of 74 of over 200 IPCC (Intergovernmental Panel on Climate Change) scenarios, where that average ultimately features a much higher demand point for oil and gas than the IEA’s Net Zero 2050 analysis. By testing against NZE2050, as requested by the proposal, the company and investors will have a view into (1) the degree of risk to asset impairments and (2) changes to AROs that could be negatively impacted by the lower carbon economy.

Current Exxon price assumptions undisclosed against net zero scenario

Exxon does not disclose either forward-looking price assumptions used in the accounts or climate-aligned assumptions. Notably, publicly available commodity price assumptions are (1) material (2) not proprietary (3) should be disclosed in the interest of investors. Oil prices were extremely volatile in 2020, ranging from above $60 per barrel to trading in negative territory briefly. The energy transition is likely to bring similar pressure to bear on oil prices. A recent Wood Mackenzie report12 that examines the impact on oil markets of a 2-degree scenario predicted prices in the $10 - $18 per barrel range. The price assumptions that an oil company is using to value assets, test impairments and allocate capital is material and should be disclosed.

Exxon Critical Audit Matters disclosure does not discuss climate change

The Exxon Critical Audit Matters section of its auditor’s report for 2020 did not comment on climate change considerations, did not discuss Paris Agreement goals among the economic conditions affecting the Company and did not indicate whether the potential impacts of climate change were part of the audit plan. Most notably, the management assumptions related to future crude oil and natural gas commodity prices were evaluated for reasonableness by comparing “observable market data” which may imply a lack of consideration of forward-looking modeling or completeness of climate scenarios.

Company’s emissions trajectory contradicts Net Zero Scenario

In contrast to many Paris-aligned and Net Zero scenarios, BOTH of which imply a reduction in carbon dioxide emissions, charts featured in the Company’s Energy and Carbon Summary (ECS) report show carbon dioxide levels rising slightly, not lowering. Charts from the Company’s 2021 ECS demonstrate that the Company’s expected greenhouse gas outcome, as shown in its Outlook for Energy, is for global energy-related carbon dioxide emissions to continue to rise on a gentle upward slope through 2040. This is the predominant scenario portrayed in the ECS and appears to be reflected in the majority of the discussion in that document that relates to carbon demand and financial outcomes.

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12 Reversal of Fortune: Oil and gas prices in a 2-degree world. Wood Mackenzie 14 April 2021 https://my.woodmac.com/web/woodmac/document?contentId=482969&source=30&isVideo=0&isPresentation=0

While the IEA estimates a global need to reduce GHG emissions by 45% within 9 years, by 2030, the Company assumes increased or flatlined emissions over the next several decades.

Independent assessments find deficiencies in Exxon climate disclosures

Carbon Tracker and the investor-led Climate Action 100+ have examined the company’s climate disclosures and noted the failure of Exxon to meet several aspects of the Climate 100+ benchmark, including lack of net zero GHG ambitions that integrate Scope 3 emissions.

4. Implementing the proposal would bring the company closer to matching energy sector peers (Shell, Total and BP), whose disclosures in audited financial statements more transparently articulate climate change contingencies and risks.

Examination of disclosures by other oil and gas companies demonstrates that it is both reasonable and practical for companies to engage in disclosure regarding financial statements that addresses critical climate change related assumptions. Through shareholder engagement with oil and gas companies and their auditors, other oil majors have already moved toward bringing their disclosures in line with a low-carbon energy transition:

• BP, Royal Dutch Shell, and Total all re-assessed how the Paris Agreement and drive to lower emissions worldwide might impact commodity prices and impairment rates. All three companies decided to alter their future commodity price assumptions for oil and natural gas and report them to shareholders.

• All three also announced major write-downs of assets due to this exercise. BP, Total, and Shell connected their write-downs and changed views of impairments to their consideration of climate change in the financial reporting process. BP noted that its $17B write-down was largely because of climate change. Shell reduced refining margins by 30% triggering a $6.5bn impairment (versus total $50 billion refining assets).  BP restructured its business, eliminating an Upstream Division.

• The auditor’s reports for BP13 and Shell14 began listing climate risk as a Key Audit Matter (KAM). The BP auditor’s report references price tests against the Paris Agreement, demonstrating that a forward-looking scenario test proposed by the current proposal is reasonable.

Net zero emissions commitments of peers

Additionally, oil and gas companies have committed to achieving Net Zero emissions by 2050 or sooner. These include Suncor, Repsol, BP, Total, Shell, and Occidental. Many of the peer companies are not just assessing their operational emissions impact in setting these ambitions. They are including their product impact as well—what is known as Scope 3 emissions. For oil and gas companies, Scope 3 accounts for 85-90% of each company’s total emissions contribution to global warming.

Responding to the Company’s Opposition Statement

The Company’s Opposition Statement appearing in the proxy is unresponsive to the concerns of the proposal and proponent. To summarize:

The requested report is neither costly nor unnecessary. As documented above, the request for a rigorous audited report evaluating the potential impact of global net zero ambitions is in line with actions taken by company peers and others in the energy sector. It is a necessity to ensure that investors have comparable information among the oil and gas majors.

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13 Form 20-F, BP plc, filed Mar. 3, 2020 (https://www.sec.gov/Archives/edgar/data/313807/000162828020003753/a31122019bp20fdoc.htm), REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

14 Form 20-F, Royal Dutch Shell, plc, filed Mar. 12, 2020 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1306965/000130696520000014/royaldutchshell20-f2019.htm)

The Company’s existing reporting does not fulfill the proposal. Existing reporting emphasizes 2° scenarios, and does not provide a clear, audited, rigorous analysis of the implications of the net zero scenario (or 1.5º scenario) on company financial statement assumptions.

Drastic changes in behavior and technology appear inevitable. Necessity is the mother of invention. The climate crisis is driving a tsunami of policy changes, technical innovation and behavioral change to meet the emergency. In contrast, the company’s financial assessments, because they are connected to pessimistic projections of humanity’s ability to rise to the challenge, could lead to financial shocks and impairment if the world’s net zero commitments are met with responsive action.

Please support this proposal and insist upon verified financial disclosure on salient climate matters. Investors with $54 trillion assets under management are supporting similar requirements expressed in the Climate Action 100+, seeking net zero by 2050 disclosures and commitments from more than 100 of the largest corporate greenhouse gas contributors to the global economy.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Christian Brothers Investment Services is not able to vote your proxies, nor does this communication contemplate such an event. CBIS urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

In addition, we note that this proposal, and CBIS, are not affiliated with the 2021 proxy fight to replace Board members at Exxon.

The views expressed are those of Christian Brothers Investment Services, Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The securities identified and described do not represent all of the securities purchased, sold or recommended for client accounts. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable.